Filed by Inmet Mining Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Petaquilla Minerals Ltd.

Commission File No.: 333-184161

Inmet Mining Corporation
Suite 1000
PRESS RELEASE	330 Bay Street
Toronto, Canada M5H 2S8
FOR IMMEDIATE RELEASE	Tel:	(1) 416-361-6400
October 24, 2012	Fax:	(1) 416-368-4692
www.inmetmining.com

All dollar references below in $Cdn, unless indicated

INMET MAKES FINAL OFFER TO PETAQUILLA SHAREHOLDERS

TORONTO, Canada — TSX: IMN Inmet Mining Corporation (“Inmet”) announces that it is adjusting its offer to acquire all of the common shares of Petaquilla Minerals Ltd. (“Petaquilla”). Under the adjusted offer (“Final Offer”), Petaquilla shareholders can elect to receive:

•                  0.0118  of a common share of Inmet and $0.001 in cash (the “Share Alternative”); or

•                  a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of Inmet equal to the excess of $0.60 over the elected cash amount, divided by $50.82.

The increased offer consideration represents a substantial increase of approximately 25 percent over Inmet’s original offer. Based on the closing price of Inmet common shares on October 24, 2012 of $50.82, each of the Share Alternative and the maximum cash consideration of $0.60 per Petaquilla common share represents a 71 percent premium to the closing price of $0.35 for the Petaquilla common shares on the Toronto Stock Exchange (the “TSX”) on September 5, 2012 (the last trading day prior to Inmet’s announcement of its intention to make the offer). In addition, the Final Offer provides for an expiry time of 11:59 p.m. (Vancouver time) on the original expiry date of Monday, November 5, 2012. Inmet expects to mail its notice of variation and related materials to Petaquilla shareholders on Friday, October 26, 2012.

At Inmet’s request, the British Columbia Securities Commission (“BCSC”) has confirmed a hearing date to consider Inmet’s request for the immediate cease trading of Petaquilla’s shareholders rights plan or “poison pill” pursuant to an application made by Inmet. The hearing will take place on Tuesday, October 30, 2012 at 10:00 am PT.

Inmet’s President and Chief Executive Officer, Jochen Tilk, commented, “In light of the appreciation in Inmet’s share price in recent weeks, we are making the Final Offer to normalize the growing gap between the cash and share consideration alternatives under the offer. In doing so, we are also maintaining the expiry date of November 5, 2012 and are seeking an order from the BCSC to cease trade the Petaquilla shareholder rights plan. There will be no further adjustment to Inmet’s offer.

Seven weeks have now passed since Inmet announced its offer for Petaquilla. Petaquilla’s management and board appear focused on a strategy of attempting to create legal ambiguity over the ability of our subsidiary, Minera Panama, to continue to develop the Cobre Panama project. They appear to have no interest in pursuing discussions with Inmet or any alternative transaction that would benefit Petaquilla’s shareholders. Instead, we understand that they continue on a path to entrench themselves through a potential debt offering that would now involve the issuance of warrants, leading to dilution of Petaquilla shareholders and increased likelihood of value destruction to their company. As we reiterated in our press release on October 16, 2012, MPSA does not need Petaquilla’s agreement to develop Cobre Panama. MPSA has received all required permits to commence construction, and has been under full construction since May of this year. Should Petaquilla’s board and management move forward with the previously announced US$210 million high-yield debt offering, Inmet is prepared to let the Final Offer expire.”

How to Tender

Petaquilla shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed to them by Inmet. Laurel Hill Advisory Group, the depositary and information agent for the offer, is available to assist and can be reached at 1-877-452-7184 or 1-416-304-0211. For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Laurel Hill prior to the expiry time, they may accept the offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Laurel Hill as specified in the Notice of Guaranteed Delivery. If Petaquilla shares are held by a broker or other financial intermediary, Petaquilla shareholders should contact such intermediary and instruct it to tender their Petaquilla shares.

The offer is open for acceptance until 11:59 p.m. (Vancouver time) on Monday, November 5, 2012, unless extended or withdrawn. The offer is subject to certain conditions, including among other things, minimum acceptance of the offer by Petaquilla shareholders holding at least 50.1 percent of the outstanding shares of Petaquilla calculated on a fully-diluted basis, the Petaquilla shareholder rights plan being waived, invalidated or cease-traded, the absence of any material adverse change in Petaquilla, and Petaquilla not completing or entering into any binding agreement with respect to its proposed US$210 million aggregate principal amount of senior secured notes announced on July 17, 2012. Full details of the offer are included in the formal offer and take-over bid circular of Inmet dated September 27, 2012, which should be read together with the notice of variation.

Inmet has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F in connection with the Offer, which are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Inmet or Petaquilla.

Forward-Looking Information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words. Forward-looking statements (including with respect to the Offer) are based on assumptions that we believe to be reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

This press release is also available at www.inmetmining.com.

For further information, contact:

Flora Wood

Director, Investor Relations

(416) 361-4808

Laurel Hill Advisory Group

Toll-Free 1-877-452-7184 or (416) 304-0211